UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D, Amendment No. 5
Under the Securities Exchange Act of 1934
____________________

RECOVERY ENERGY, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

75626X103
(CUSIP Number)

Edward Mike Davis
200 Rancho Circle
Las Vegas, Nevada 89107

Copy to:
Henry Lichtenberger, Esq.
Sklar Williams LLP
8363 West Sunset Road, Suite 300
Las Vegas, Nevada 89113
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2010
(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75626X103	Page 2 of 3

1.	NAMES OF REPORTING PERSON Edward Mike Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	6,100,000 shares
		SHARED VOTING POWER	0 shares
		SOLE DISPOSITIVE POWER	6,100,000 shares
		SHARED DISPOSITIVE POWER	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,100,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	15.71%(1)
14.	IN

(1)
The ownership percentage is based on the total number of shares issued and outstanding by the Issuer as reported in the Form 10-Q for the fiscal quarter ended June 30, 2010 which equaled 38,830,933 shares.

This Amendment No. 5 amends the Schedule 13D, Amendment No. 4 filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2010 to reflect the current ownership interest percentage in the Issuer.  This adjusted ownership percentage resulted from the sale by the Reporting Person of 400,000 shares (as reported on Form 4 filed with the SEC on August 31, 2010).

Item 5.          Interest in Securities of the Issuer

(a)	6,100,000; 15.71%(1)
(b)	6,100,000; 15.71%(1)
(c)	None
(d)	None
(e)	Not applicable

(1)
The ownership percentage is based on the total number of shares issued and outstanding by the Issuer as reported in the Form 10-Q for the fiscal quarter ended June 30, 2010 which equaled 38,830,933 shares.

Item 6.           Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7.            Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2010	/s/ Edward Mike Davis
Edward Mike Davis